EXHIBIT 21.1

LIST OF SUBSIDIARIES OF IBERDROLA USA, INC.

Name of Subsidiary	State or Jurisdiction of Incorporation or Organization

Iberdrola USA Networks, Inc.(1)*	Maine

New York State Electric and Gas Corporation(2)	New York

Rochester Gas and Electric Corporation (2)	New York

Central Maine Power Company(2)	Maine

Maine Natural Gas Corporation(2)	Maine

Green Merger Sub, Inc.(1)	Connecticut

Iberdrola Renewables Holdings, Inc.(1)*	Delaware

Iberdrola Renewables, LLC(3)	Oregon

Iberdrola Energy Holdings, LLC(3)*	Delaware

Iberdrola Energy Services, LLC(4)	Delaware

Enstor, Inc.(4)	Oregon

Iberdrola USA Management Corporation(2)	Delaware

(1)	Subsidiary of Iberdrola USA, Inc.
(2)	Subsidiary of Iberdrola USA Networks, Inc.
(3)	Subsidiary of Iberdrola Renewables Holdings, Inc.
(4)	Subsidiary of Iberdrola Energy Holdings, LLC
*	Holding Company